James F. Brashear Corporate Secretary 3150 Sabre Drive Southlake, TX 76092 Tel: (682) 605-1551 Fax: (682) 605-7522 james.brashear@sabre-holdings.com Licensed in California and Texas

March 3, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Kathleen Collins, Assistant Branch Chief

Re:	Sabre Holdings Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 11, 2005
File no. 1-12175

Dear Ms. Collins:

On behalf of Sabre Holdings Corporation (the “Company” or “Sabre”), I am responding to your letter of February 28, 2006, containing one follow-up question from the Division of Corporation Finance to our response dated January 23, 2006. To facilitate your review, I have included your follow-up question, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Customer Incentives, page 71

We note your response to comment no. 7. It is not evident from your response how the Company meets the criteria in paragraph 9 for recognizing incentives paid to customers as an expense as opposed to a reduction in revenue. In this regard explain to us how incentives paid to the recipient that use your Sabre Travel Network are separable from the fee the recipient pays you for bookings through the Sabre Travel Network. Also, tell us how the Company could have entered into an exchange transaction with a party other than the purchaser of its products and services in order to receive the identified benefit noted in your response (i.e. the bookings benefit). Further address your consideration of Issue 6 in accounting for incentives paid to customers.

RESPONSE:

In order to clarify our answer, it may be helpful to contrast the cash flows in a typical merchandizing distribution business model with the cash flows in a typical travel distribution business model:

Typical Merchandizing Distribution Cash Flows (Simplified)

Typical Travel Distribution Cash Flows (Simplified)

Travel Suppliers

The vast majority of our Sabre Travel Network revenue comes from travel suppliers, such as airlines, hotels and car rental companies. Travel suppliers pay us fees based on the number of reservations (“bookings”) created through our Sabre global distribution system.

Travel Agents

Travel agents do not pay us in order to access and use the Sabre system. Instead, we pay incentives to travel agencies who are subscribers to our Sabre system. The incentives represent a payment to the third party travel agents for creating bookings in the Sabre system. These travel agency bookings generate booking fee revenue paid by travel suppliers, as described above. The incentives that we pay to third party travel agents who assist us in generating booking fee revenue are classified as an expense and are akin to a sales commission. To help clarify this arrangement, we will modify the heading "Customer Incentives" (page 71 of our 2004 Form 10-K) to read "Subscriber Incentives" in our future reports.  We will also change the other references we made to "customer incentives" in our 2004 Form 10-K to read "subscriber incentives" in our future reports.

A minority of our travel agency subscribers pay us for providing them with equipment, software and telecommunications services so that they can access the Sabre system (“subscriber revenue”). Our travel agency subscribers are free to obtain their equipment and other incidental services from other vendors. In fact, this has become the predominant practice in recent years.

Our subscriber revenue is not related to the number of bookings that the agencies produce, nor to the amount that we pay to the agencies in incentives. In fact, in 2004, our incentive expense related to booking fee revenue was approximately five times larger than our unrelated subscriber revenues for providing equipment, software and telecommunications services. The much smaller amount that we charge travel agents for equipment, software and telecommunications services is a separate incidental revenue stream. We believe the amounts we charge travel agencies for equipment, software and telecommunications services represent the fair value of those services.

We believe that EITF 01-9 did not contemplate a situation in which the reporting entity receives incidental services revenues from the third party but the expense paid to that third party vastly exceeds the incidental services revenue. Nevertheless, after considering the concepts laid out in EITF 01-9, and because our travel agency subscribers predominantly obtain equipment, software and telecommunications services from other vendors, we believe the payments for these services are a separate revenue stream and should not be netted against the incentive expense as a contra expense.

We do not believe any of the above represents an exchange transaction or that Issue 6 of EITF 01-9 applies.

* * *

For your convenience, in addition to filing this letter via EDGAR, I have had copies faxed directly to you, Tom Ferraro and Kari Jin.

Please direct any questions or comments with respect to this matter to me at (682) 605-1551, or via facsimile at
(682) 605-7522.

Sincerely,

SABRE HOLDINGS CORPORATION

By:	/s/ James F. Brashear
James F. Brashear
Corporate Secretary